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                                                      REGISTRATION NO. 333-_____
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM S-8
                             REGISTRATION STATEMENT
                                     under
                           THE SECURITIES ACT OF 1933

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                           PEROT SYSTEMS CORPORATION
             (Exact Name of Registrant as Specified in its Charter)


           DELAWARE                                          75-2230700
 (State or Other Jurisdiction of                           (I.R.S. Employer
 Incorporation or Organization)                         Identification Number)


                         12377 MERIT DRIVE, SUITE 1100
                              DALLAS, TEXAS  75251
   (Address, Including Zip Code, of Registrant's Principal Executive Office)

                             1991 STOCK OPTION PLAN
                             RESTRICTED STOCK PLAN
    1996 ADVISOR AND CONSULTANT STOCK OPTION/RESTRICTED STOCK INCENTIVE PLAN 1996 NON-EMPLOYEE DIRECTOR STOCK OPTION/RESTRICTED STOCK INCENTIVE PLAN
              ADVISOR STOCK OPTION/RESTRICTED STOCK INCENTIVE PLAN
                            (Full title of the Plan)

                                 PETER ALTABEF
                                VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                           PEROT SYSTEMS CORPORATION
                         12377 MERIT DRIVE, SUITE 1100
                              DALLAS, TEXAS  75251
                                 (972) 383-5600
 (Name, Address and Telephone Number, Including Area Code, of Agent For Service)

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                        CALCULATION OF REGISTRATION FEE

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                                                                    PROPOSED               PROPOSED
              TITLE OF                                              MAXIMUM                MAXIMUM           AMOUNT OF
            SECURITIES TO                   AMOUNT TO            OFFERING PRICE           AGGREGATE        REGISTRATION
            BE REGISTERED                 BE REGISTERED            PER SHARE            OFFERING PRICE          FEE
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
 Common Stock, par value $.01 per
         share(2)                          30,000,000                2.32(1)            $69,693,124(1)      $21,120(1)
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

(1) Estimated solely for calculating the registration fee and calculated pursuant to Rule 457(h) under the Securities Act of 1933, with respect to 17,620,738 shares of Common Stock subject to options, the registration fee is based on the exercise prices which range from $.50 to $6.75 per share and with respect to the remaining 12,379,262 shares of Common Stock the registration fee is based on the book value per share.

(2) An aggregate of 37,000,000 shares of Common Stock are issuable pursuant to the 1991 Stock Option Plan, the Restricted Stock Plan, the 1996 Advisor and Consultant Stock Option/Restricted Stock Incentive Plan and the Advisor Stock Option/Restricted Stock Incentive Plan and 400,000 shares of Common Stock are issuable pursuant to the 1996 Non-Employee Director Stock Option/Restricted Stock Incentive Plan.

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                                   PART II
              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.

       The Registration Statement on Form 10 (file no. 0-22495), as amended, and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 filed with the Securities and Exchange Commission by Perot Systems Corporation (the "Company") are hereby incorporated by reference in this Registration Statement.

       All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.  DESCRIPTION OF SECURITIES.

       Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

       Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as an officer or director of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

       Article VIII of the Certificate of Incorporation of the Company provides for the elimination of personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except as otherwise provided by the DGCL.

       A director of the Company may not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. The provisions of the Certificate of Incorporation eliminating the liability of directors for monetary damages do not affect the standard of conduct to which directors must adhere, nor do such provisions affect the availability of equitable relief. In addition, such limitations on personal liability do not affect the availability of monetary damages under causes of action based on federal law.





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